United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: July 25th, 2002	By:	/S/ Jean-Pierre Halbron Jean-Pierre Halbron President

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel Optronics Announces Second Quarter Results

Paris, July 25, 2002 — Alcatel Optronics (Paris: CGO and NASDAQ: ALAO) today reported second quarter results with sales down by 83.0% to Euro 25.4 million over the same period last year. On a sequential basis, sales for the second quarter declined by 27.6%. Loss from operations was registered at Euro (50.6) million. On a pro forma basis, excluding non-recurring charges, loss from operations during the second quarter amounted to Euro (41.3) million, while net loss amounted to Euro (42.5) million.

“Second quarter came in as predicted, in a further contracting environment. While inventories still pollute current demand, we feel additional turmoil at carriers’ level is now very likely to push out the acceptance and deployment of new-generation systems and components”, said Jean-Christophe Giroux, CEO. “While we’re still committing to technological value and customer service, we felt it mandatory to take cost-cutting efforts to the next level, and further rightsize our structure.”

“Our worldwide Industrial Redeployment Plan will yield a 40% reduction in quarterly fixed costs at completion, with 25%-30% achieved before year-end. Non-recurring charges have been recorded in Q2 for Euro 144 million, that include, on top of the Euro 60 million already announced for restructuring, additional write-offs on inventory (Euro 9 million), goodwill (Euro 63 million) and deferred tax assets (Euro 12 million).”

“In this market environment, visibility beyond the short term is practically impossible. Today, we are anticipating third quarter sales to be down sequentially between 20 to 30 percent, with a contained loss from operations due to the benefits of cost cutting measures.”

Second Quarter 2002

Sales for second quarter 2002 decreased by 83.0 % to Euro 25.4 million compared with Euro 149.7 million in second quarter 2001. Gross profit/(loss) amounted to Euro (30.3) million compared with Euro 44.8 million in the same period last year. SG&A amounted to Euro 8.4 million and R&D amounted to Euro 11.9 million. Loss from operations was registered at Euro (50.6) million. Financial loss amounted to Euro (2.1) million. Restructuring costs amounted to Euro (58.7) million. Other expenses amounted to Euro (7.7). Net loss was registered at Euro (186.5) million compared with net income of Euro 11.8 million in second quarter 2001.

Q2 ‘02 Pro forma P&L
(excluding non-recurring items)

in Euro millions	Reported	Non-Rec.	Pro forma

Net Sales	25.4		25.4
Gross Profit	(30.3)	(9.3)	(21.0)
Operating Income	(50.6)	(9.3)	(41.3)
Financial income (loss)	(2.1)	—	(2.1)
Restructuring costs	(58.7)	(58.7)	—
Other revenue (expense)	(7.7)	(8.9)	1.2
Income Tax	(12.2)	(12.3)	0.1
Amortization of Goodwill	(55.2)	(54.8)	(0.4)
Net Income	(186.5)	(144.0)	(42.5)
Notional EPS*	(1.72)		(0.39)
Notional EPS ($ADS)**	(1.69)		(0.39)

•	*This Notional EPS is calculated on the net results of the Alcatel Optronics division, divided by the notional number of Alcatel Class O shares (108,586,831)

•	**EPS (ADS) based on Noon Buying Rate at June 30, 2002 of 0.9856 USD.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel Optronics’ guidance regarding its performance in future periods, including, with respect to sales and profitability for 2002 (ii) Alcatel Optronics’ ability to remain competitive in the industry in which it operates and its future growth and (iii) the benefits of its cost reductions. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These expectations assume that (i) current market trends in sales will stabilize and operating profits will improve, (ii) the Company will benefit from growth in the telecommunications market, (iii) the Company’s sales volume will increase in several product markets, and (iv) customer spending patterns will not change. Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in Alcatel’s SEC reports, could materially affect Alcatel Optronics.

About Alcatel Optronics

Alcatel Optronics designs, manufactures and sells high performance optical components, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. Operating state-of-the-art manufacturing plants in North America and Europe, Alcatel Optronics is a leading supplier of DWDM lasers, photodetectors, optical amplifiers, high-speed interface modules and key passive devices such as arrayed waveguide multiplexers and Fiber Bragg Grating filters. It also has experience in integrating active and passive components and modules into sub-systems. The Optronics Division is part of Alcatel’s Optics Group which comprises Alcatel’s world-leading activities in optical networking, including submarine and terrestrial transmission systems, fiber optics and optical components. For more information, visit Alcatel Optronics on the Internet: www.alcatel.com/optronics

Investor Relations and U.S./UK Press Contact

Charlotte Laurent-Ottomane	Tel: + 1. 703 668 3571/U.S	charlotte.laurent-ot
	Tel: +33 (0) 1 64 49 48 00/France	tomane@alcatel.com

Alcatel Optronics Press Contact (France)

Klaus Wustrack/Alcatel HQ	Tel : +33 (0) 1 40 76 11 56	klaus.wustrack@alcatel.fr
Benedicte de Bollardiere/Alcatel Optronics	Tel : +33 (0) 1 64 49 16 75	benedicte.de_bollardiere@alcatel.fr

2

APPENDIX

OPTRONICS DIVISION, A DIVISION OF ALCATEL
COMBINED INCOME STATEMENTS

(in millions of euros)	Q2	Q2	1st half	1st half	2001
	2002	2001	2002	2001	as published

Net sales	25.4	149.7	60.5	305.5	470.4
Cost of sales	(55.7)	(104.9)	(111.2)	(206.8)	(428.0)

Gross margin	(30.3)	44.8	(50.7)	98.7	42.4
Administrative and selling expenses	(8.4)	(10.1)	(18.3)	(19.8)	(39.0)
Research & Development expenses	(11.9)	(15.1)	(24.6)	(28.9)	(62.0)

Income (loss) from operations	(50.6)	19.6	(93.6)	50.0	(58.6)
Financial income (loss)	(2.1)	(0.8)	(4.9)	(0.9)	(5.8)
Restructuring costs	(58.7)	—	(62.0)	—	(7.5)
Other revenue (expense)	(7.7)	—	(8.0)	—	(21.5)

Income (loss) before taxes and amortization of goodwill	(119.1)	18.8	(168.5)	49.1	(93.4)
Income tax	(12.2)	(5.3)	0.1	(15.5)	26.3
Amortization of goodwill	(55.2)	(1.7)	(56.3)	(3.4)	(77.2)
Purchased R&D	—	—	—	—	—
Net income (loss)	(186.5)	11.8	(224.7)	30.2	(144.3)

3

OPTRONICS DIVISION, A DIVISION OF ALCATEL
COMBINED BALANCE SHEETS

ASSETS

	June 30	June 30	Dec. 31
	2002	2001	2001

	(in millions of euros)
Goodwill, net		139.4	58.1
Other intangible assets, net	2.7	23.1	12.1
Intangible assets, net	2.7	162.5	70.2
Property, plant and equipment	357.6	231.1	365.5
Less accumulated depreciation	(155.8)	(68.7)	(102.6)
Property, plant and equipment, net	201.8	162.4	262.9
Other investments	0.8	1.7	0.8
TOTAL FIXED ASSETS	205.3	326.6	333.9
Inventories and work-in-progress, net	33.8	191.1	60.4
Trade receivables and related accounts, net	16.5	96.3	71.5
Other accounts receivable	49.3	37.4	124.5

Accounts receivable, net	65.8	133.7	196.0
Cash Pooling — Alcatel current account (maturity not less than three months)		—	-
Cash Pooling — Alcatel current account (maturity less than three months)	7.5	8.8	16.0
Marketable securities net		3.8	1.9
Cash	1.2	0.6	3.0
Cash and cash equivalents	8.7	13.2	20.9

TOTAL CURRENT ASSETS	108.3	338.0	277.3

TOTAL ASSETS	313.6	664.6	611.2

4

LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

	June 30	June 30	Dec 31
	2002	2001	2001

	After	After	After
	Appropriation	Appropriation	Appropriation

	(in millions of euros)
Funds allocated by Alcatel	369.6	332.9	366.6
Accumulated net profits (losses)	(369.0)	33.1	(144.3)
Cumulative translation adjustment	5.2	11.4	5.4

TOTAL NET WORTH OF THE OPTRONICS DIVISION	5.8	377.4	227.7
Accrued pension and retirement obligations	2.6	2.1	2.6
Other reserves	35.9	23.2	37.3

TOTAL RESERVES FOR LIABILITIES AND CHARGES	38.5	25.3	39.9
Cash pooling — Alcatel current account	167.5	51.4	159.5
Other borrowings	29.6	17.9	45.4
TOTAL FINANCIAL DEBT	197.1	69.3	204.9
Advances from customers	0.1	0.1	0.2
Trade payables and related accounts	45.0	141.6	97.8
Other payables	27.1	50.9	40.7

TOTAL OTHER LIABILITIES	72.2	192.6	138.7

TOTAL LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION	313.6	664.6	611.2

5

OPTRONICS DIVISION, A DIVISION OF ALCATEL
COMBINED STATEMENTS OF CASH FLOWS

(in millions of euros)	6 months ended June 30		2001

	2002	2001

Cash flows from operating activities
Net income (loss)	(224.7)	30.2	(144.3)
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net	131.4	19.2	127.8
Changes in reserves for pension obligations, net	—	—	0.5
Changes in other reserves, net	(42.7)	10.0	116.6
Net (gain) loss on disposal of non-current assets	9.3	—	5.2
Other	—	—	—

Net cash provided (used) by operating activities before changes in working capital	(126.7)	59.4	105.8
Net change in current assets and liabilities:
Decrease (increase) in accounts receivable	122.7	(4.2)	(35.9)
Decrease (increase) in inventories	68.7	(62.8)	(22.4)
(Decrease) increase in accounts payable and accrued expenses	(56.6)	22.5	(74.4)

Net cash provided (used) by operating activities	8.1	14.9	(26.9)
Cash flows from investing activities
Proceeds from disposal of fixed assets	0.9	—	0.3
Capital expenditures	(15.6)	(65.6)	(136.6)
Cash expenditure for the acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(0.1)	(0.7)	(104.7)
Cash proceeds from sales of previously consolidated companies, net of cash sold	1.8	—	—
Decrease (increase) in Alcatel current account (maturity more than three months)	—	—	—

Net cash provided (used) by investing activities	(13.0)	(66.3)	(241.0)

Net cash flows after investing activities	(4.9)	(51.4)	(267.9)
Cash flows from financing activities
Increase (decrease) in short-term debt	12.9	26.8	142.3
Increase (decrease) in long-term debt	(17.6)	(0.6)	0.8
Principal payment under capital lease obligation	(1.9)	(1.0)	(1.9)
Proceeds from issuance of Alcatel Optronics France shares	—	—	106.3
Funds allocated by Alcatel	3.4	—	—
Dividends paid by Alcatel Optronics	(2.9)	(9.5)	(9.5)

Net cash provided (used) by financing activities	(6.1)	15.7	238.0
Net effect of exchange rate changes	(1.2)	(0.3)	1.6
Net increase (decrease) in cash and cash equivalents	(12.2)	(36.0)	(28.3)
Cash and cash equivalents at beginning of year	20.9	49.2	49.2
Cash and cash equivalents at end of year	8.7	13.2	20.9

6

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED STATEMENT OF CHANGES IN NET WORTH OF
THE OPTRONICS DIVISION

			Cumulative
	Funds allocated	Accumulated net	Translation	Total net worth of
	by Alcatel	profits/losses	Adjustment	the Division

	(in millions of euros)
Balance at December 31, 2000	332.9	2.9	1.7	337.5
Net income (loss)	—	(144.3)	—	(144.3)
Funds allocated by Alcatel	105.9	—	—	105.9
Kymata’s goodwill charged to the net worth	(72.2)	—	—	(72.2)
Translation adjustment of the year	—	—	3.7	3.7
Dividends	—	(2.9)	—	(2.9)

Balance at December 31, 2001	366.6	(144.3)	5.4	227.7
Net income (loss)	—	(224.7)	—	(224.7)
Funds allocated by Alcatel	3.0	—	—	3.0
Translation adjustment of the year	—	—	(0.2)	(0.2)

Balance at June 30, 2002	369.6	(369.0)	5.2	5.8

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of presentation and summary of accounting policies

1.1 — Presentation and summary of accounting policies

The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business:

•	Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

•	Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

•	Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000.

•	Alcatel Optronics UK (ex Kymata), a UK company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands until June 28, 2002, date of the sale of this subsidiary to its management.

The interim combined financial statements of the Optronics division are presented in accordance with the Conseil National de la Comptabilité (French Accounting Authorities) recommendation of

7

March 1999 about interim statements and comply with the same accounting rules as year end policies. From January 1, 2002, the Optronics division applies the regulation n°00.06 (regulation on liabilities) approved by the “Comité de la Réglementation Comptable”. The implementation of this regulation had no significant impact on the opening shareholders’ equity.

1.2 — Information by geographical area and concentration

The Optronics division operates in a single reportable segment made up of different product lines. Geographical information is given below.

		United		Rest of	Total	United States
	France	Kingdom	Italy	Europe	Europe	of America	Canada	Asia	Total

	(in millions of euros, excep for staff count)
H1 2002
Net sales
By entity location	31.4	3.3	—	—	34.7	23.8	2.0	—	60.5
By geographical market	3.2	6.6	18.8	2.0	30.6	25.4	0.6	3.9	60.5

H1 2001
Net sales
By entity location	219.1	—	—	—	219.1	76.4	10.0	—	305.5
By geographical market	28.3	93.9	57.4	6.5	186.1	104.1	2.5	12.8	305.5

2001
Net sales
By entity location	337.6	2.2	—	—	339.8	118.1	12.5	—	470.4
By geographical market	40.5	154.7	79.9	7.9	283.0	158.9	5.3	23.2	470.4
Income from operations	(45.7)	(12.6)	—	—	(58.3)	4.6	(4.9)	—	(58.6)
Property, plant and equipment, net	168.9	45.1	—	—	214.0	20.1	28.8	—	262.9
Total assets	398.7	55.9	—	—	454.6	54.2	102.4	—	611.2
Staff	1124	284	—	—	1408	185	203	—	1796

8

Press release

Second Quarter and First Half 2002 Results

•	Quarterly Sales Unchanged and Income from Operations Improved Sequentially

•	Net Income Impacted by Restructuring Charges and Asset Write-downs

•	Fourth Consecutive Quarter of Positive Operating Cash Flow

•	Net Debt at Euro 1.3 Billion, Down Euro 4.0 Billion Year-on-Year

Paris, July 25, 2002 — The Board of Directors of Alcatel (Paris: CGEP.PA and NYSE: ALA) met yesterday and approved second quarter 2002 results. Group sales for the second quarter were down 1.4% at Euro 4,235 million compared to sales of Euro 4,296 million from the previous quarter, and were unchanged on a comparable basis at Euro 4,245 million. Income from operations totaled Euro (177) million versus first quarter 2002 income from operations of Euro (343) million [on a comparable basis, first quarter 2002 income from operations was Euro (333) million]. Quarterly net loss was Euro (1,438) million for a diluted EPS of Euro (1.20) per A share [$(1.18) per ADS] compared with first quarter 2002 net loss of Euro (836) million, or diluted Euro (0.72) per A share [$(0.71) per ADS].

Group sales for the second quarter 2002 were down 33% compared to restated1 Euro 6,363 million one year ago. Restated income from operations for the second quarter 2001 was Euro 177 million, and net income was Euro (3,117) million, yielding a diluted EPS of Euro (2.74) per A share [$(2.70) per ADS].

Key Figures

Amounts in millions of euros
except for EPS	2002		2001

	Second	First	Second Quarter	Second Quarter
	Quarter	Quarter	Restated[1]	Published

Net Sales	4,235	4,296	6,363	6,767
Income from Operations	(177)	(343)	177	136
Net Income pre-Goodwill	(1,261)	(720)	(1,714)	(1,714)
Net Income	(1,438)	(836)	(3,117)	(3,117)
EPS (Class A) in euros (Diluted) •	(1.20)	(0.72)	(2.74)	(2.74)
E/ADS (Class A) in $ (Diluted) •	(1.18)	(0.71)	(2.70)	(2.70)

•	Quarterly EPS and E/ADS for 2001 and 2002 have been calculated based on the following outstanding A shares for 2002: 2nd quarter — 1.16 billion, 1st quarter — 1.15 billion; and for 2001: 2nd quarter — 1.14 billion. E/ADS has been calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of $0.9856 as of June 28, 2002.

Serge Tchuruk, CEO, said, “Alcatel is focused on restoring its profit potential in today’s adverse environment while preserving its capability to rebound when markets improve. Second quarter results reflect on-going actions as the first quarter operating loss was cut nearly in half at the same level of sales. This was largely due to an 10% sequential

[1]	2001 quarterly and six month results have been restated to reflect the Group’s new structure following the sale of the DSL modem business in December 2001, the sale of the European enterprise and services business in April 2002 and the sale of the microelectronics business in June 2002.

decrease of fixed costs. Alcatel’s ability to withstand the downturn was further evidenced by the Euro 800 million positive operating cash flow in the second quarter, which brought net debt to a low of Euro 1.3 billion. This was again largely the result of a further Euro 2 billion sequential reduction in working capital.

The further weakening of market prospects appearing in the second quarter has led Alcatel to intensify restructuring programs in order to lower its quarterly sales breakeven point to well below Euro 4.5 billion for the fourth quarter of 2002, with another Euro 1 billion to be cut during the subsequent four quarters. The evaluation of future prospects also led us to reassess all balance sheet items associated with the financial situation of customers particularly exposed to the slack in long distance business. Overall, exceptional provisions for restructuring and reserves booked and impacting net income in the second quarter amounted to over Euro 1 billion. Our strict management of capital employed in operations secured cash and cash equivalents of Euro 4.8 billion at the end of June. We have also renegotiated the terms and conditions of our credit and asset securitization facilities. These actions should help offset the impact of the recent rating agencies downgrades and should perpetuate the financing of operations throughout 2003 and beyond.

Business development remains a key priority of Alcatel. The merger of most of our activities in China into the new Alcatel Shanghai Bell company was effective July 1st, broadening Alcatel’s already wide geographic reach. Businesses such as broadband access, cellular infrastructure, service and applications, and Space are performing relatively well given current conditions. These adverse conditions particularly hit the Optics sector on the other hand, which accounted for nearly all the second quarter operating loss. Despite the slack in optics, the Group’s overall gross margin continued to improve, reflecting strong advances in the design efficiency of the newly marketed products.

Alcatel continues to invest significantly in next generation technologies which are being favorably received by customers as they well meet their need to combine new revenue stream generation with operating cost cuts. Particular emphasis is being placed on enhancing the intelligence of networks, including optical, cellular and enterprise networks, while developing their broadband capabilities.

Alcatel expects markets to stay depressed in the second half of 2002, with no sign of recovery in view. Not including the impact of Alcatel Shanghai Bell, the outlook for the second half, with a weak third quarter and a seasonally stronger fourth quarter, is close to the first half in terms of sales, however with significantly improved income from operations. In spite of the downgrades of our credit ratings, we maintain our year end 2002 net debt target at below the year end 2001 level, factoring in some increase throughout the second half.”

Second Quarter 2002 Results (unaudited)

•	Net Sales: Euro 4,235 million vs. reported Euro 4,296 million last quarter (down 1.4%) and vs. Euro 4,245 million on a comparable basis last quarter (down 0.2%).

•	Geographical distribution of sales:

W. Europe: 42% Other Europe: 8% USA: 16% Asia: 19% RoW: 15%

•	Gross margin: 25.6% (25.2% for Q1 2002).

•	Selling, general and administration (“SG&A”) costs: Euro (728) million (17.2% of sales).

•	Research and development (“R&D”) expenses: Euro (532) million (12.6% of sales).

•	Income from operations: Euro (177) million including Euro (45) million of inventory write-offs vs. reported Euro (343) million including Euro (33) million of inventory write-offs in Q1 2002.

•	Earnings before tax and amortization of goodwill: Euro (1,226) million and included:

•	Net financing expenses of Euro (291) million compared to Euro (70) million during the first quarter.

•	Restructuring costs of Euro (504) million compared to Euro (139) million in Q1 2002.

•	Net other losses of Euro (254) million [composed of Euro 215 million in capital gains and Euro (469) million in provisions] and compared to a loss of Euro (249) million during the same period three months ago.

•	Net Income Pre-Goodwill: Euro (1,261) million vs. Euro (720) million in the first quarter.

•	Net Income: Euro (1,438) million and included a related tax charge of Euro (20) million, share in net income of equity affiliates and discontinued activities of Euro (15) million and goodwill amortization of Euro (177) million.

•	Diluted A share EPS: Euro (1.20) [$(1.18) per ADS] based on an average of 1,159 million A shares.

•	Operating working capital: Euro 3,232 million, a sequential decrease of Euro 2,094 million:

•	Net Inventory: Euro 3,416 million, a sequential decline of Euro 877 million.

•	Trade Receivables: Euro 5,357 million, a sequential decrease of Euro 1,217 million.

•	Trade Payables and customers’ deposits: Euro 5,542 million, unchanged sequentially.

•	Cash and equivalents: Euro 4,805 million, compared to Euro 4,619 million at the end of Q1 2002.

•	Net Debt: Euro 1,264 million (ratio to equity plus minority interests: 16%).

•	Operating Cash Flow: Euro 793 million.

First Half 2002 Results (unaudited)

Amounts in millions of euros except for EPS	2002	2001

		First	First
	First	Half	Half
	Half	Restated[1]	Published

Net Sales	8,531	12,154	12,974
Income from Operations	(520)	296	222
Net Income pre-Goodwill	(1,981)	(1,381)	(1,381)
Net Income	(2,274)	(2,907)	(2,907)
EPS (Class A) in euros (Diluted)•	(1.92)	(2.56)	(2.56)
E/ADS (Class A) in $(Diluted)•	(1.89)	(2.52)	(2.52)

•	Six month EPS and E/ADS for 2001 and 2002 have been calculated based on the following outstanding A shares: 1st half 2002 — 1.16 billion and 1st half 2001 — 1.14 billion. E/ADS has

[1]	2001 quarterly and six month results have been restated to reflect the Group#s new structure following the sale of the DSL modem business in December 2001, the sale of the European enterprise and services business in April 2002 and the sale of the microelectronics business in June 2002.

been calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of $0.9856 as of June 28, 2002.

•	Net sales: Euro 8,531 million vs. published Euro 12,974 million one year ago (-34.2%) and vs. restated Euro 12,154 million one year ago (-29.8%).

Geographical distribution of sales:

W. Europe: 42% Other Europe: 7% USA: 17% Asia: 18% RoW: 16%

•	Gross margin: 25.4%

•	Selling, general and administration (“SG&A”) costs: Euro (1,546) million (18.1% of sales).

•	Research and development (“R&D”) expenses : Euro (1,141) million (13.4% of sales).

•	Income from operations: Euro (520) million including Euro (78) million of inventory write-offs vs. published Euro 222 million including Euro (345) million of inventory write-offs during the same period one year ago.

•	Earnings before tax and amortization of goodwill: Euro (2,028) million and included:

•	Net financing expenses of Euro (362) million compared to restated Euro (1,165) million during the same period last year.

•	Restructuring costs of Euro (643) million compared to restated Euro (1,235) million during the first half of 2001.

•	Net other losses of Euro (503) million [composed of Euro 196 million in capital gains which was offset by Euro (699) million in provisions] and compared to a gain of Euro 222 million during the same period one year ago.

•	Net Income: Euro (2,274) million and included a related tax credit of Euro 166 million, share in net income of equity affiliates and discontinued activities of Euro (119) million, and goodwill amortization of Euro (290) million.

•	Diluted A share EPS: Euro (1.92) [$(1.89) per ADS] based on an average of 1,156 million A shares.

Business Highlights

Segment Analysis
€ in millions	2002			2001[1]

				Second	First
	Second	First	First	Quarter	Half
	Quarter	Quarter	Half	Restated	Restated

Sales:
Carrier Networking	1,969	2,085	4,054	2,986	5,782
Optics	1,012	1,047	2,059	2,115	3,897
e-Business	603	591	1,194	541	1,108
Space & Components	748	702	1,450	920	1,860
Other & Eliminations	(97)	(129)	(226)	(199)	(493)
Total	4,235	4,296	8,531	6,363	12,154
Income from Operations:
Carrier Networking	24	(119)	(95)	54	40
Optics	(176)	(153)	(329)	208	406
e-Business	(18)	(28)	(46)	(178)	(309)
Space & Components	31	15	46	71	124
Other	(38)	(58)	(96)	22	35
Total	(177)	(343)	(520)	177	296

1	2001 quarterly and six month results have been restated to reflect the Group’s new structure following the sale of the DSL modem business in December 2001, the sale of the European enterprise and services business in April 2002 and the sale of the microelectronics business in June 2002.

Business Analysis of the Second Quarter:

Carrier Networking

Second quarter revenue of Euro 1,969 million was down 5.6% from Euro 2,085 million the previous quarter (down 3.2% from Euro 2,034 on a comparable basis and compared with restated Euro 2,986 million one year ago). Broadband networking revenues were relatively stable thanks to DSL sales in the US, China and Europe and improved ATM market share worldwide. GSM infrastructure continued to hold up well thanks to commercial successes in Latin America, Asia, the Middle East and Africa. Applications software and voice switching recorded sequential growth. Revenues for network design, build and operational services were slightly down due to contract slippage in Asia Pacific during the quarter.

Income from operations was Euro 24 million compared with a loss Euro (119) million during the first quarter of 2002 [Euro (109) million on a comparable basis] and a gain of restated Euro 54 million for the second quarter of 2001. Profitability was improved across the board as fixed cost reductions are flowing through to the bottom line. Significant progress was achieved in broadband networking, while mobile networking also increased its operating margin. Advances were also recorded in network management, services and software applications.

Optics

Revenue of Euro 1,012 million for the Optics segment was down 3.3% from Euro 1,047 million in the previous quarter. Revenue during the same period last year was Euro 2,115 million. Terrestrial optical networking revenues were up in Asia Pacific but mixed in Europe with some additional weakness appearing in the southern region. Sales in North America and Latin America remained poor compared to last year. Submarine sales remained at a very low level, though up sequentially due to increased billings during the quarter. Optical fiber sales continued to post a sequential decline as operators are working through their remaining inventories. Optronics revenues amounted to Euro 25 million as compared to Euro 35 million last quarter and Euro 150 million one year ago.

Loss from operations was Euro (176) million compared to a loss of Euro (153) million in the first quarter of 2002. During the second quarter of 2001, the Optics segment registered income from operations of Euro 208 million. The deterioration in the segment’s profitability came despite further reductions in fixed costs and was mainly due to an unfavorable product mix. Operating margins stabilized for optical fiber as sales volumes continued to slip. Submarine networking margins also continued to improve, due to both improved volumes and reduced fixed costs. Optronics posted an operating loss during the quarter of Euro (51) million.

Full details of Alcatel Optronics 2nd quarter 2002 performance are explained in a separate earnings release today.

e-Business

Quarterly revenues of Euro 603 million were up 2.0% from Euro 591 million during the first quarter of 2002. Revenue for the same period last year was Euro 541 million. Sales of GSM mobile handsets remained stable sequentially at 3.0 million units and compared to 1.7 million one year ago. Sales of Genesys software applications were sequentially flat but somewhat higher than their year ago level. Voice and data networking solutions sales were also unchanged from last quarter but down year on year.

Loss from operations was Euro (18) million and improved from an operating loss of Euro (28) million for the first quarter of 2002 and restated Euro (178) million for the second quarter of 2001. Genesys profitability remained essentially unchanged from the first quarter while the handset activity was close to breakeven. R&D expenses associated with data networking product introductions planned for the second quarter of 2002 had a relatively smaller negative impact on e-business networking than in the prior quarter, while the voice business was generating positive operating margin.

Space & Components

Quarterly revenues were up 6.6% to Euro 748 million from Euro 702 million the previous quarter, and were Euro 920 million during the same period one year ago. Satellite revenues were strong and compared favorably on a sequential basis as telecommunication sales held up as forecast. Components revenues were slightly off, while battery revenues were relatively unchanged from the previous quarter.

The segment posted income from operations of Euro 31 million as compared to Euro 15 million in the first quarter of 2002 and Euro 71 million for the second quarter of 2001. The sequential improvement was due to higher satellite sales volumes and lower fixed cost structures in both the battery and components units.

About Alcatel

Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: www.alcatel.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to income from operations for 2002 and its financing activities in 2003; (ii) Alcatel’s ability to remain competitive and a leader in the industries in which it operates, and its future growth including without limitation growth in market share, the telecom industry and the economy in general; and (iii) the expected level of benefits to Alcatel from its working capital reduction activities and restructuring efforts. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its working capital reduction activities and restructuring efforts and whether these efforts will achieve their expected benefits, including contributing to both improved gross margins and the achievement of quarterly breakeven targets, among other benefits; the current economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sales increases and realization of positive operating income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts

Klaus Wustrack	Tel: +33 (0)1 40 76 11 56	klaus.wustrack@alcatel.com
Régine Coqueran	Tel: +33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations Contacts

Claire Pedini	Tel: +33 (0)1 40 76 13 93	claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	laurent.geoffroy@alcatel.com
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +1 972 519 4347	peter.campbell@usa.alcatel.com
Chris Welton	Tel: +33 (0)1 40 76 13 30	chris.welton@alcatel.com

Upcoming Events/Announcements

October 31, 2002	Third Quarter 2002 Earnings Release
November 21, 2002	Analysts’ Day
January 30, 2003	Fourth Quarter and Full Year 2002 Earnings Release

Consolidated Income Statements

(in millions of euros)	Q2 2002	Q2 2001	1st half 2002	1st half 2001	2001*

Net sales	4,235	6,767	8,531	12,974	25,353
Cost of sales	(3,152)	(4,931)	(6,364)	(9,275)	(19,074)

Gross margin	1,083	1,836	2,167	3,699	6,279

Administrative and selling expenses	(728)	(980)	(1,546)	(1,982)	(3,773)
R&D costs	(532)	(720)	(1,141)	(1,495)	(2,867)

Income from operations	(177)	136	(520)	222	(361)

Financial income (loss)	(291)	(831)	(362)	(1,175)	(1,568)
Restructuring costs	(504)	(1,163)	(643)	(1,295)	(2,124)
Other revenue (expense)	(254)	(392)	(503)	222	(213)

Income before amortization of goodwill and taxes	(1,226)	(2,250)	(2,028)	(2,026)	(4,266)

Income tax	(20)	541	166	645	1,261
Share in net income of equity affiliates and discontinued operations	(15)	(5)	(119)	1	(16)

Consolidated net income before amortization of goodwill and purchased R&D	(1,261)	(1,714)	(1,981)	(1,380)	(3,021)

Amortization of goodwill	(177)	(1,417)	(290)	(1,554)	(1,933)
Purchased R&D	—	—	—	—	(4)
Minority interests	—	14	(3)	27	(5)

Net income	(1,438)	(3,117)	(2,274)	(2,907)	(4,963)

Ordinary Shares (A)
Basic earnings per share (in euros)	(1.20)	(2.74)	(1.92)	(2.56)	(4.33)
Diluted earnings per share (in euros)	(1.20)	(2.74)	(1.92)	(2.56)	(4.33)

Alcatel tracking stock (O) (Optronics division)
Basic earnings per share (in euros)	(1.72)	0.12	(2.07)	0.32	(1.47)
Diluted earnings per share (in euros)	(1.72)	0.12	(2.07)	0.32	(1.47)

*	In order to make comparisons easier, restated income statements are presented to take into account significant changes in consolidated companies during the second semester 2001 and the first semester 2002.

Consolidated Balance Sheet

ASSETS	June 30	June 30	December 31
(in millions of euros)	2002	2001	2001

Goodwill, net value	4,842	5,472	5,257
Other intangible assets	432	531	472

Intangible assets, net value	5,274	6,003	5,729

Property, plant and equipment	8,694	9,925	9,698
Depreciation	(5,336)	(5,649)	(5,496)

Property, plant and equipment, net value	3,358	4,276	4,202

Share in net assets of equity affiliates and net assets and liabilities of discontinued operations	717	1,076	799
Other investments and miscellaneous, net	880	2,240	1,169

Investments and other non-current assets	1,597	3,316	1,968

TOTAL FIXED ASSETS	10,229	13,595	11,899

Inventories and work in progress	3,416	7,379	4,681

Trade receivables and related accounts	5,357	9,789	8,105
Other accounts receivable	5,134	6,319	6,851

Accounts receivable	10,491	16,108	14,956

Marketable securities, net value	297	350	490
Cash	4,508	3,099	4,523

Cash and cash equivalents	4,805	3,449	5,013

TOTAL CURRENT ASSETS	18,712	26,936	24,650

TOTAL ASSETS	28,941	40,531	36,549

LIABILITIES AND SHAREHOLDERS' EQUITY	June 30	June 30	December 31
	2002 - After	2001 - After	2001 - After
(in millions of euros)	Appropriation	Appropriation	Appropriation

Capital stock (Euro 2 nominal value: 1,224,045,770 shares A and
25,515,100 shares O issued at June 30, 2002, 1,213,023,559 shares A and 16,500,000 shares O at June 30, 2001; and 1,215,254,797 class A shares and 25,515,000 class O shares at December 31, 2001)	2,499	2,458	2,481
Additional paid-in capital	9,573	9,571	9,565
Retained earnings	(308)	4,771	(389)
Cumulative translation adjustment	(166)	(166)	(185)
Net income	(2,274)	(2,907)	—
Less treasury stock at cost	(1,734)	(1,946)	(1,842)

SHAREHOLDERS’ EQUITY	7,590	11,781	9,630

MINORITY INTERESTS	122	370	219

Accrued pension and retirement obligations	1,042	1,078	1,120
Other reserves	3,957	4,017	4,154

TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,999	5,095	5,274

Bonds and notes issued	5,411	4,976	5,969
Other borrowings	658	3,759	1,706

TOTAL FINANCIAL DEBT	6,069	8,735	7,675

Customers’ deposits and advances	1,507	1,547	1,693
Trade payables and related accounts (a)	4,197	5,804	5,080
Debts linked to bank activity	635	1,441	660
Other payables	3,822	5,758	6,318

TOTAL OTHER LIABILITIES	10,161	14,550	13,751

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	28,941	40,531	36,549

(a)	Accrued contract costs previously under the line “accrued contract costs and other reserves” have been reclassified under the line “trade payables” (€19 million for the first semester 2001).

Consolidated Statements of Cash Flow

(in millions of euros)	First half	First half	2001
	2002	2001

Cash flow from operating activities
Net income	(2,274)	(2,907)	(4,963)
Minority interests	3	(27)	5
Adjustments to reconcile income before minority interests to net cash provided by operating activities :
- Depreciation, amortization, net	551	671	1,279
- Amortization of goodwill and purchased R&D	290	1,554	1,937
- Changes in reserves for pension obligations, net	9	43	41
- Changes in other reserves, net	655	1,625	2,001
- Net (gain) loss on disposal of non-current assets	(196)	(581)	(943)
- Share in net income of equity affiliates and discontinued operations (net of dividends received)	148	55	88

Net cash provided (used) by operating activities before changes in working capital	(814)	433	(555)

Net change in current assets and liabilities :
- Decrease (increase) in accounts receivable	3,155	(565)	1,117
- Decrease (increase) in inventories	913	(824)	1,186
- Increase (decrease) in accounts payable and accrued expenses	(2,087)	(435)	(1,203)

Net cash provided (used) by operating activities	1,167	(1,391)	545

Cash flow from investing activities
Proceeds from disposal of fixed assets	182	92	182
Capital expenditures	(300)	(931)	(1,748)
Decrease (increase) in loans	81	(164)	299
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(128)	(113)	(743)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	285	2,212	3,627

Net cash provided (used) by investing activities	120	1,096	1,617

Net cash flow after investment	1,287	(295)	2,162

Cash flow from financing activities
Increase (decrease) in short-term debt	(1,226)	1,259	(1,401)
Proceeds from issuance of long-term debt	—	—	1,744
Proceeds from issuance of shares	8	7	8
Dividends paid	(201)	(556)	(567)

Net cash provided (used) by financing activities	(1,419)	710	(216)

Net effect of exchange rate change	(76)	(26)	7

Net increase (decrease) in marketable securities and cash	(208)	389	1,953

Cash and cash equivalents at beginning of year	5,013	3,060	3,060

Cash and cash equivalents at end of year	4,805	3,449	5,013

Summary of accounting policies

The interim consolidated financial statements of Alcatel and its consolidated subsidiaries (the “Group”) are presented in accordance with the Conseil National de la Comptabilité (French Accounting Authorities) recommendation of March 1999 about interim statements and comply with the same accounting rules as year end policies. From January 1, 2002, Alcatel applies the regulation n°00-06 (regulation on liabilities) approved by the “Comité de Réglementation Comptable.” The following specifications should be noted:

a) Seasonal nature of activity

Interim net sales and income from operations recorded are characterized by a highly seasonal nature due to a high level of activity during the last quarter of the year, particularly in December. This trend varies each year. Pursuant to the Conseil National de la Comptabilité (French Accounting Authorities) recommendation of March 1999, these seasonal net sales are accounted for under the same rules as year end net sales, that is, sales are recorded in the period in which they occur.

b) Income tax

For interim financial statements, the income tax charge is calculated for each company or fiscal group by applying the estimated effective annual tax rate to net income for the period. Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future.

c) Change in accounting policy

The implementation of the regulation n°00.06 as of January 1, 2002 had no significant impact on the opening shareholders’ equity.

Change in consolidated companies

The main changes in the consolidated companies for the first 6 months 2002 are as follows:

•	At the end of December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of Alcatel’s European enterprise distribution activities to Platinum. The disposal was completed during the second quarter 2002.

•	Early April 2002, Alcatel finalized its acquisition of Astral Point Communications Inc, a US company and front-runner in next-generation SONET Metro Optical Systems. All outstanding shares and rights to acquire shares of Astral Point Communications Inc. were exchanged for Alcatel Class A American Depositary Shares (ADSs) representing 8.8 million Alcatel Class A Shares, for an acquisition price of €144 million.This company is consolidated from April 1, 2002.

•	Alcatel and STMicroelectronics signed, mid-April 2002, a memorandum of understanding relating to the disposal of Alcatel’s microelectronic activities to STMicroelectronics for €390 million. As part of this transaction, the two companies intend to enter into cooperation for the joint development of DSL chip-sets that also be made available to the open market. The disposal was completed at the end of June 2002.

The main changes in the consolidated companies for the year 2001 are as follows :

•	Early February 2001, Alcatel and Marconi PLC jointly sold part of their respective 24% interests in French industrial group Alstom. Following this disposal, Alcatel’s stake in Alstom amounted to 5.7%. Consequently, Alstom is no longer accounted for under the equity method beginning January 1, 2001. In June 2001, Alcatel sold its remaining interest.

•	In June 2001, Alcatel consummated an Initial Public Offering of a significant part of its cables and components business (Nexans activity) selling 20,125,000 shares at €27 per share. From January 1, 2001 until June 30, Nexans is accounted for under the equity method (at 100%); the effect of the disposal is taken into account as of June 30. From July 1, 2001, Nexans is accounted for under the equity method since its ownership interest in Nexans is 20%.

•	In June 2001, Thomson multimédia and Alcatel signed a memorandum of understanding for the transfer of Alcatel’s DSL modem activity to Thomson multimédia. This activity is no longer consolidated in Alcatel’s accounts from July 1, 2001 and the financial results of this activity are presented, from this date until the date of the disposal (end of December 2001), in “other revenue (expense)”.

•	In July 2001, Alcatel acquired the remaining 48.83% stake in Alcatel Space held by Thales, bringing its ownership of Alcatel Space to 100%. The transaction price was €795 million, paid half in cash and half in Thales shares. After this transaction, Alcatel’s stake in Thales decreased from 25.29% to 20.03%.

•	Alcatel Optronics completed, in September 2001, the acquisition of Kymata Ltd, a U.K. company, involved in planar technology for high-end passive optical components. All outstanding shares of Kymata Ltd were converted into 9 million Alcatel class O shares and 2.2 million Alcatel class A shares. Based on average market prices before closing, the transaction price amounted to €95 million. This company is consolidated from the end of September 2001.

•	In November 2001, Alcatel disposed of 7 million Thales shares, bringing its investment in Thales to 15.83%. This transaction will have no impact on the shareholders agreements signed in 1998. Joint technical cooperation agreements will continue to be implemented by the two companies. Consequently, Thales is still accounted for under the equity method.

In order to make comparisons easier, unaudited restated income statements are presented to take into account significant changes in consolidated companies since June 30, 2001:

—	the Nexans activity is accounted for under the equity method at 100% from January 1, 2001 to June 30, 2001 and at 20% from July 1, 2001 to February 12, 2002 and 21.6% from this date.

—	the DSL modem activity is booked in income of discontinued operations until the date of the disposal (December 2001),

—	European enterprise distribution activities have been booked in income of discontinued operations for 2001,

—	microelectonics activities have been booked in income of discontinued operations for 2001.

(in millions of euros)		1st half 2001	2001
		restated	restated
	1st half 2002	(unaudited)	(unaudited)

Net sales	8,531	12,154	23,845
Cost of sales	(6,364)	(8,631)	(17,987)

Gross margin	2,167	3,523	5,858

Administrative and selling expenses	(1,546)	(1,774)	(3,392)
R&D costs	(1,141)	(1,453)	(2,794)

Income from operations	(520)	296	(328)

Financial income (loss)	(362)	(1,165)	(1,546)
Restructuring costs	(643)	(1,235)	(2,022)
Other revenue (expense)	(503)	222	(130)

Income before amortization of goodwill and taxes	(2,028)	(1,882)	(4,026)

Income tax	166	648	1,271
Share in net income of equity affiliates	(119)	(147)	(267)

Consolidated net income before amortization of goodwill	(1,981)	(1,381)	(3,022)

Purchased R&D	—	—	(4)
Amortization of goodwill	(290)	(1,553)	(1,932)
Minority interests	(3)	27	(5)

Net income	(2,274)	(2,907)	(4,963)

Ordinary Shares (A)
Basic earnings per share (in euros)	(1.92)	(2.56)	(4.33)
Diluted earnings per share (in euros)	(1.92)	(2.56)	(4.33)

Alcatel tracking stock (O) (Optronics division)
Basic earnings per share (in euros)	(2.07)	0.32	(1.47)
Diluted earnings per share (in euros)	(2.07)	0.32	(1.47)

Information by business segment and by geographical area

a) Information by business segment

The tables below break down information by business segment:

—	Carrier networking: networking and internetworking activities ranging from wireline and wireless access to switching and routing functions in carrier networks, networking implementation and design.

—	Optics: terrestrial and submarine transmission, Optronics, optical fiber.

—	E-business: PBX, corporate networking.

—	Space and Components: mobile components, power systems and mechanical components for telecom systems, satellites, batteries.

—	Other: includes miscellaneous businesses outside Alcatel’s core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

The reporting segment follows the same accounting policies used for the company’s consolidated financial statements and described in the summary of significant accounting policies. Profit and loss used for each reportable segment is measured using the “income from operations”.

1) Net sales

		Q2 2001		1st half 2001	2001
		restated	1st half	restated	restated
(in millions of euros)	Q2 2002	(unaudited)	2002	(unaudited)	(unaudited)

Carrier Networking	1,969	2,986	4,054	5,782	11,088
Optics	1,012	2,115	2,059	3,897	7,540
e-Business	603	541	1,194	1,108	2,345
Space and Components	748	920	1,450	1,860	3,684
Other	9	6	9	13	23
Eliminations	(106)	(205)	(235)	(506)	(835)

Total Group	4,235	6,363	8,531	12,154	23,845

2) Operating profit

		Q2 2001		1st half 2001	2001
		restated	1st half	restated	restated
(in millions of euros)	Q2 2002	(unaudited)	2002	(unaudited)	(unaudited)

Carrier Networking	24	54	(95)	40	(116)
Optics	(176)	208	(329)	406	145
e-Business	(18)	(178)	(46)	(309)	522
Space and Components	31	71	46	124	155
Other and eliminations	(38)	22	(96)	35	10

Total Group	(177)	177	(520)	296	(328)

For 2001 and 2002, due to their unusual amounts, reserves on assets (mainly reserves for receivables), and costs linked to the stop or disposal of activities have been reclassified under the line “other income and expenses”.

b) Information by Geographical Area

(in millions of euros except for
number of staff)	France	Germany	Rest of Europe	Asia	United States	Rest of world	Consolidated

1st half 2002
Net sales
- by subsidiary location	2,951	808	1,682	805	1,517	768	8,531
- by geographical market	1,165	666	2,318	1,510	1,497	1,375	8,531

1st half 2001 restated (unaudited)
Net sales
- by subsidiary location	3,563	1,053	2,311	889	2,833	1,505	12,154
- by geographical market	1,804	825	2,993	1,551	2,670	2,311	12,154

2001 restated (unaudited)
Net sales
- by subsidiary location	7,585	2,275	4,680	1,848	4,995	2,461	23,845
- by geographical market	3,596	1,764	6,152	3,312	4,851	4,169	23,845
Income from operations	(217)	230	84	89	(594)	80	(328)
Property, plant and equipment, net	1,175	364	1,113	88	1,041	297	4,079
Total assets	16,875	1,741	7,785	1,404	5,588	2,543	35,936
Staff	28,647	11,490	24,772	5,090	11,491	10,274	91,764